Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The slides contained in this filing were presented to employees of ADC Telecommunications, Inc. located in Shakopee and Marlboro by Pat O’Brien, ADC’s Vice President, President Global Connectivity Solutions.

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE. Creating a Global Leader in Network Infrastructure We're better, Connected!

Cautionary Statement under the Private Securities Litigation Reform Act of 1995 This presentation contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "estimates," "anticipates," "targets," "goals," "projects," "intends," "plans," "seeks," and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC's Form 10-K for the year ended October 31, 2005 and Andrew's Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It and Participants in Solicitation Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec Participants In Solicitation ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC's participants is set forth in the proxy statement dated, January 24, 2006, for ADC's 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew's participants is set forth in the proxy statement, dated December 30, 2005, for Andrew's 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

ADC Andrew A Compelling Merger Yesterday we announced ADC has entered into a definitive merger agreement with Andrew Corporation. Strategic combination has proforma revenue of $3.3 billion. Convergence of broadband telecom services supports this combination of segment leaders. Creates an extensive global footprint with world-class customer base. Achieves global economies of scale to improve performance. Estimated annual pre-tax earnings synergies of $70-80 million (related EPS $0.25-$0.30) in the first year. EPS non-dilutive first year, accretive thereafter, excluding purchase accounting adjustments and other acquisition-related expenses.

ADC Andrew Transaction Overview At Closing Andrew will become a wholly owned subsidiary of ADC Transaction expected to qualify as a tax free reorganization Andrew shareowners will receive 0.57 of an ADC common share Resulting ownership ADC shareholders: approximately 56% Andrew shareholders: approximately 44% Closing expected in 4 to 6 months subject to: Customary regulatory and governmental reviews Both companies' shareholder approval Combined company will be named ADC Andrew

ADC Andrew Potential Synergies Capitalizing on the convergence of wireline and wireless networks Leveraging on Andrews's long-standing presence and relationships in China and with Original Equipment Manufacturers (OEMs) Cross-selling ADC's connectivity solutions and professional services Combining ADC's wireless portfolio with Andrew's portfolio and global sales channels. Targeting worldwide market penetration opportunities with a broader portfolio of communications infrastructure solutions Consolidating redundant functions, activities and facilities for expense efficiencies Optimizing supply chain, sourcing and procurement opportunities for combined purchasing volumes Leveraging research & development expense, reduce general & administration expense and optimizing Go-To-Market

Wireless Innovations 7% Copper 18% Structured Cable 3% FTTX 4% Antenna & Cable 33% Fiber 5% Network Solutions Sat Comm 3% Services 9% Base Stations 14% Andrew Revenue LTM = $2,001M Combined Revenue LTM = $3,263M ADC Revenue LTM = $1,262M Copper 39% Services 21% Wireline 6% Wireless 5% Structured Cable 7% FTTX 9% Fiber 13% Wireless Innovations 9% Antenna & Cable 56% Satellite Comm 6% Network Solutions 5% Base Stations 24% 3% ADC Andrew Revenue Scale with a Diversified Portfolio

ADC Andrew Proposed Organizational Structure Proposed Organizational Structure Proposed Organizational Structure